

February 26, 2014

Via E-mail
Jeffrey D. Buchanan
Chief Financial Officer
Smith & Wesson Holding Corporation
2100 Roosevelt Avenue
Springfield, Massachusetts 01102-2208

      Re: **Smith & Wesson Holding Corporation**
              Form 10-K for Fiscal Year Ended April 30, 2013
              Filed June 25, 2013
              Form 10-Q for Fiscal Quarter Ended October 31, 2013
              Filed December 10, 2013
              Response dated February 21, 2014
              File No. 1-31552

Dear Mr. Buchanan:

      We have reviewed your response letter dated February 21, 2014, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 30, 2013

19. Commitments and Contingencies, page F-34
Litigation, page F-34

1. We note your response to comment 1 in our letter dated February 12, 2014. The concern raised in our prior comment relates to the completeness of your disclosures for loss contingencies in which it is reasonably possible a material loss in excess of accrual has been incurred. In the draft disclosure you provided in your letter dated February 4, 2014, you state that you are unable to estimate the range of reasonably possible losses. However, it does not appear that you have provided disclosure of the nature of the claims that you are unable to estimate the range of reasonably possible losses in excess of accrual. Please advise and revise your draft disclosures accordingly. Please refer to ASC 450-20-50-3 – 50-5 for guidance.

Form 10-Q for Fiscal Quarter Ended October 31, 2013

Item 4. Controls and Procedures, page 26

2. We note the revised disclosure you intend to include in your next Form 10-Q which qualifies the implementation of the new ERP system as a change in your internal control over financial reporting. As previously requested, please revise your draft disclosure to clearly state, if correct, that there _were_ changes in your internal control over financial reporting that occurred during the second quarter of fiscal year 2014 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant